UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2017

On February 14, 2018, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2017 prepared in accordance with Japanese GAAP as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.	The quarterly consolidated financial statements of Mizuho Financial Group, Inc. (“MHFG”) are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Quarterly Consolidated Financial Statements” (Cabinet Office Ordinance No. 64 of 2007). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

2.	Ernst & Young ShinNihon LLC conducted a quarterly review on the quarterly consolidated financial statements of MHFG for the nine months ended December 31, 2017, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2017		As of December 31, 2017
Assets
Cash and Due from Banks		47,129,583		47,913,637
Call Loans and Bills Purchased		1,035,746		1,262,721
Receivables under Resale Agreements		8,967,777		9,438,302
Guarantee Deposits Paid under Securities Borrowing Transactions		3,350,051		2,868,193
Other Debt Purchased		2,745,204		2,502,812
Trading Assets		10,361,787		11,414,185
Money Held in Trust		247,583		301,813
Securities	*2	32,353,158	*2	35,065,618
Loans and Bills Discounted	*1	78,337,793	*1	81,563,363
Foreign Exchange Assets		1,828,782		2,230,740
Derivatives other than for Trading Assets		2,170,750		1,533,121
Other Assets		4,180,339		3,717,451
Tangible Fixed Assets		1,136,329		1,111,618
Intangible Fixed Assets		1,045,486		1,093,872
Net Defined Benefit Asset		797,762		803,456
Deferred Tax Assets		56,066		51,183
Customers’ Liabilities for Acceptances and Guarantees		5,273,581		5,886,107
Reserves for Possible Losses on Loans		(509,175)		(314,217)

Total Assets		200,508,610		208,443,982

	(Millions of yen)
	As of March 31, 2017	As of December 31, 2017
Liabilities
Deposits	120,045,217	124,895,672
Negotiable Certificates of Deposit	10,631,277	12,518,605
Call Money and Bills Sold	1,255,172	1,651,712
Payables under Repurchase Agreements	17,969,753	19,020,795
Guarantee Deposits Received under Securities Lending Transactions	1,679,300	2,402,938
Commercial Paper	789,705	767,151
Trading Liabilities	7,923,285	7,187,779
Borrowed Money	6,307,230	5,035,902
Foreign Exchange Liabilities	526,053	494,796
Short-term Bonds	226,348	341,098
Bonds and Notes	7,564,535	7,859,582
Due to Trust Accounts	4,784,077	4,570,161
Derivatives other than for Trading Liabilities	1,784,857	1,498,530
Other Liabilities	3,883,168	3,769,749
Reserve for Bonus Payments	67,633	32,688
Reserve for Variable Compensation	3,018	2,430
Net Defined Benefit Liability	55,236	56,888
Reserve for Director and Corporate Auditor Retirement Benefits	1,327	1,389
Reserve for Possible Losses on Sales of Loans	298	209
Reserve for Contingencies	5,680	5,780
Reserve for Reimbursement of Deposits	19,072	17,861
Reserve for Reimbursement of Debentures	32,720	26,198
Reserves under Special Laws	2,309	2,285
Deferred Tax Liabilities	337,800	461,979
Deferred Tax Liabilities for Revaluation Reserve for Land	66,585	66,237
Acceptances and Guarantees	5,273,581	5,886,107

Total Liabilities	191,235,249	198,574,533

Net Assets
Common Stock and Preferred Stock	2,256,275	2,256,548
Capital Surplus	1,134,416	1,134,758
Retained Earnings	3,615,449	3,901,581
Treasury Stock	(4,849)	(6,052)

Total Shareholders’ Equity	7,001,291	7,286,835

Net Unrealized Gains (Losses) on Other Securities	1,289,985	1,639,841
Deferred Gains or Losses on Hedges	10,172	(33,354)
Revaluation Reserve for Land	145,609	144,817
Foreign Currency Translation Adjustments	(69,657)	(70,062)
Remeasurements of Defined Benefit Plans	144,866	143,684

Total Accumulated Other Comprehensive Income	1,520,976	1,824,927

Stock Acquisition Rights	1,754	1,163
Non-controlling Interests	749,339	756,521

Total Net Assets	9,273,361	9,869,448

Total Liabilities and Net Assets	200,508,610	208,443,982

(2) Quarterly Consolidated Statement of Income and

      Quarterly Consolidated Statement of Comprehensive Income

      Quarterly Consolidated Statement of Income

	(Millions of yen)
	For the nine months ended December 31, 2016		For the nine months ended December 31, 2017
Ordinary Income		2,395,600		2,674,120
Interest Income		1,052,662		1,208,466
Interest on Loans and Bills Discounted		697,429		753,825
Interest and Dividends on Securities		187,902		200,553
Fiduciary Income		35,238		39,268
Fee and Commission Income		540,438		553,438
Trading Income		242,502		193,420
Other Operating Income		281,723		245,799
Other Ordinary Income	*1	243,036	*1	433,726
Ordinary Expenses		1,819,816		2,029,563
Interest Expenses		409,628		609,687
Interest on Deposits		156,732		234,038
Fee and Commission Expenses		117,695		122,402
Trading Expenses		1,852		—
Other Operating Expenses		64,352		72,175
General and Administrative Expenses		1,079,276		1,109,994
Other Ordinary Expenses	*2	147,010	*2	115,304

Ordinary Profits		575,783		644,556

Extraordinary Gains	*3	57,866	*3	18,472
Extraordinary Losses	*4	4,834	*4	5,237

Income before Income Taxes		628,816		657,790

Income Taxes:
Current		139,651		156,341
Deferred		(43,146)		1,968

Total Income Taxes		96,504		158,309

Profit		532,311		499,481

Profit Attributable to Non-controlling Interests		27,655		23,777

Profit Attributable to Owners of Parent		504,655		475,703

      Quarterly Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the nine months ended December 31, 2016	For the nine months ended December 31, 2017
Profit	532,311	499,481
Other Comprehensive Income	(145,220)	302,733
Net Unrealized Gains (Losses) on Other Securities	2,523	347,373
Deferred Gains or Losses on Hedges	(131,523)	(42,969)
Revaluation Reserve for Land	(6)	(2)
Foreign Currency Translation Adjustments	(23,131)	4,207
Remeasurements of Defined Benefit Plans	20,055	2,943
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(13,138)	(8,819)

Comprehensive Income	387,090	802,214

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	358,964	780,443
Comprehensive Income Attributable to Non-controlling Interests	28,126	21,770

Notes to Quarterly Consolidated Financial Statements

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business giving due regard to creating value for diverse stakeholders and realizing improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a performance-based stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Executive Officer, and Specialist Officer to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Specialist Officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) in accordance with the Rules on Distribution of Shares to be prescribed in advance. The number of MHFG’s shares to be distributed will be determined pursuant to a performance evaluation based on the annual business plan.

A structure has been introduced for the distribution of MHFG’s shares under the Program, whereby the distribution will be deferred over three years, and the deferred portion will be subject to reduction or forfeiture depending on certain factors, including the performance of the Company Group or the relevant Directors, Executive Officers, and Specialist Officers.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of December 31, 2017 was ¥2,424 million for 13,319 thousand shares (the carrying amount as of March 31, 2017 was ¥1,428 million for 9,000 thousand shares).

Notes to Quarterly Consolidated Balance Sheet

*1.	Non-Accrual, Past Due & Restructured Loans, which are included in Loans and Bills Discounted, are as follows:

	(Millions of yen)
	As of March 31, 2017	As of December 31, 2017
Loans to Bankrupt Obligors	33,330	24,822
Non-Accrual Delinquent Loans	430,525	356,699
Loans Past Due for Three Months or More	7,896	678
Restructured Loans	414,700	214,043
Total	886,452	596,243

The amounts given in the above table are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*2.	Amounts of liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2017	As of December 31, 2017
1,169,267	1,231,773

Notes to Quarterly Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2016	For the nine months ended December 31, 2017
Gains on Sales of Stocks	179,627	215,870
Reversal of Reserves for Possible Losses on Loans	—	177,306

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2016	For the nine months ended December 31, 2017
System Migration-related Expenses	30,920	38,328

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2016	For the nine months ended December 31, 2017
Gains on Cancellation of Employee Retirement Benefit Trust	—	16,125
Gains and Losses on Step Acquisition	56,226	—

*4.	Extraordinary Losses includes the following:

	(Millions of yen)
	For the nine months ended December 31, 2016	For the nine months ended December 31, 2017
Losses on Disposition of Fixed Assets	2,941	2,861
Losses on Impairment of Fixed Assets	1,615	2,376

Notes to Quarterly Consolidated Statement of Cash Flows

We have not prepared Consolidated Statement of Cash Flows for the nine months ended December 31, 2017. Depreciation (including Amortization of Intangible Fixed Assets excluding Goodwill) and Amortization of Goodwill for the nine months ended December 31, 2016 and 2017 are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2016	For the nine months ended December 31, 2017
Depreciation	121,775	130,156
Amortization of Goodwill	1,725	3,127

Changes in Net Assets

For the nine months ended December 31, 2016

1.	Cash dividends paid

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 13, 2016	Common Stock	93,838	3.75	March 31, 2016	June 3, 2016	Retained Earnings
The Board of Directors	Eleventh Series Class XI Preferred Stock	989	10	March 31, 2016	June 3, 2016	Retained Earnings

November 14, 2016	Common Stock	95,173	3.75	September 30, 2016	December 6, 2016	Retained Earnings
The Board of Directors
(Note) Cash dividends based on the resolution of the Board of Directors on November 14, 2016 include ¥33 million of cash dividends on MHFG shares held by BBT trust account.
For the nine months ended December 31, 2017 1. Cash dividends paid
Resolution	Type	Cash Dividends (Millions of Yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date	Resource of Dividends
May 15, 2017	Common Stock	95,173	3.75	March 31, 2017	June 5, 2017	Retained Earnings
The Board of Directors

November 13, 2017	Common Stock	95,186	3.75	September 30, 2017	December 5, 2017	Retained Earnings
The Board of Directors

(Notes)	1.	Cash dividends based on the resolution of the Board of Directors on May 15, 2017 include ¥33 million of cash dividends on treasury stock held by BBT trust account.
	2.	Cash dividends based on the resolution of the Board of Directors on November 13, 2017 include ¥49 million of cash dividends on treasury stock held by BBT trust account.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company.

The services that each in-house company is in charge of are as follows:

Retail & Business Banking Company:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

Corporate & Institutional Company:

Services for large corporations, financial institutions and public corporations in Japan

Global Corporate Company:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company:

Investment services with respect to interest rates, equities and credits, etc. and other services

Asset Management Company:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

2.	Gross profits (excluding the amounts of credit costs of trust accounts) and Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) by reportable segment

For the nine months ended December 31, 2016

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts)	515,900	295,000	266,700	461,900	36,800	(17,265)	1,559,034
General and administrative expenses (excluding Non-Recurring Losses)	537,900	144,800	175,700	143,300	22,100	20,435	1,044,235
Equity in income from investments in affiliates	13,100	900	1,400	—	100	1,093	16,593
Others	—	—	—	—	—	(22,566)	(22,566)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	(8,900)	151,100	92,400	318,600	14,800	(59,173)	508,826

(Notes)	1.	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	Following the change in allocation method for transactions between each segment and “Others” made in April, 2017, reclassification was made on the above table to reflect the relevant change.

For the nine months ended December 31, 2017

	(Millions of yen)
	MHFG (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts)	519,700	296,400	257,200	358,500	37,800	(33,471)	1,436,128
General and administrative expenses (excluding Non-Recurring Losses)	538,700	147,100	184,100	151,100	20,900	45,541	1,087,441
Equity in income from investments in affiliates	9,200	800	2,300	—	600	2,047	14,947
Others	—	—	—	—	—	(15,724)	(15,724)
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	(9,800)	150,100	75,400	207,400	17,500	(92,689)	347,910

(Notes)	1.	Gross profits (excluding the amounts of credit costs of trust accounts) is reported instead of sales reported by general corporations.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

3.	The difference between the total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) of reportable segments and the recorded amounts in the Quarterly Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above total amounts of Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) derived from internal management reporting are different from Income before income taxes recorded in the Quarterly Consolidated Statement of Income.

The contents of the difference for the nine months ended December 31, 2016 and 2017, are as follows:

	(Millions of yen)
	For the nine months ended December 31, 2016	For the nine months ended December 31, 2017
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans)	508,826	347,910
Credit Costs for Trust Accounts	—	—
General and Administrative Expenses (non-recurring losses)	(35,040)	(22,553)
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(21,208)	(14,402)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	27,165	183,879
Net Gains (Losses) related to Stocks	137,805	190,185
Net Extraordinary Gains (Losses)	53,032	13,234
Others	(41,763)	(40,463)

Income before Income Taxes recorded in Quarterly Consolidated Statement of Income	628,816	657,790

Securities

*	In addition to “Securities” on the quarterly consolidated balance sheet, Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included. Unlisted stocks and others, the fair values of which are deemed extremely difficult to determine, are excluded.

1.	Bonds Held to Maturity

As of March 31, 2017

	(Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	3,059,975	3,097,144	37,168
Foreign Bonds	755,698	749,574	(6,124)
Total	3,815,674	3,846,718	31,043

As of December 31, 2017

	(Millions of yen)
	Quarterly Consolidated Balance Sheet Amount	Fair Value	Difference
Japanese Government Bonds	2,159,917	2,186,470	26,552
Foreign Bonds	625,007	613,052	(11,954)
Total	2,784,924	2,799,522	14,597

(Note)	The fair value is based on market prices as of December 31, 2017 (March 31, 2017) and other data.

2.	Other Securities

As of March 31, 2017

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Stocks	1,687,587	3,542,046	1,854,458
Bonds	13,223,974	13,245,155	21,181
Japanese Government Bonds	10,255,613	10,264,329	8,716
Japanese Local Government Bonds	279,863	284,472	4,608
Short-term Bonds	99	99	—
Japanese Corporate Bonds	2,688,397	2,696,253	7,856
Other	11,749,945	11,693,530	(56,415)
Foreign Bonds	9,099,741	8,955,436	(144,305)
Other Debt Purchased	236,419	237,781	1,361
Other	2,413,783	2,500,312	86,528
Total	26,661,507	28,480,731	1,819,224

As of December 31, 2017

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Stocks	1,615,338	3,953,814	2,338,475
Bonds	15,677,072	15,677,861	788
Japanese Government Bonds	12,572,335	12,565,189	(7,145)
Japanese Local Government Bonds	244,393	247,011	2,617
Short-term Bonds	99	99	—
Japanese Corporate Bonds	2,860,243	2,865,560	5,316
Other	12,651,823	12,642,005	(9,817)
Foreign Bonds	9,571,718	9,411,409	(160,309)
Other Debt Purchased	179,133	180,098	965
Other	2,900,971	3,050,497	149,525
Total	29,944,234	32,273,681	2,329,447

(Notes)	1.	Unrealized Gains (Losses) include ¥34,372 million and ¥68,710 million, which were recognized in the statements of income for the year ended March 31, 2017 and the nine months ended December 31, 2017, respectively, by applying the fair-value hedge method.
	2.	As for the quarterly consolidated balance sheet amount (consolidated balance sheet amount), fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price, or other reasonable value during the last month of the nine months ended December 31, 2017 (last month of the fiscal year ended March 31, 2017), and fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value as of December 31, 2017 (March 31, 2017).
	3.	Certain Securities other than Trading Securities (excluding Securities for which it is deemed to be extremely difficult to determine the fair value) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the nine months ended December 31, 2017 (the fiscal year ended March 31, 2017) (impairment (devaluation)), if the fair value (primarily the closing market price as of December 31, 2017 (March 31, 2017)) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2017 was ¥1,139 million.

The amount of impairment (devaluation) for the nine months ended December 31, 2017 was ¥1,806 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

• Securities whose fair value is 50% or less of the acquisition cost

• Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

	4.	Floating-rate Japanese Government Bonds

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value on the quarterly consolidated balance sheet (consolidated balance sheet).

In deriving the reasonably calculated prices, we used the Discounted Cash Flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2017

	(Millions of yen)
	Acquisition Cost	Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	3,286	3,286	—

As of December 31, 2017

	(Millions of yen)
	Acquisition Cost	Quarterly Consolidated Balance Sheet Amount	Difference
Other in Money Held in Trust	3,463	3,463	—

Derivatives Information

(1)	Interest Rate-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	18,745,005	(1,621)	(1,621)
	Options	1,206,236	775	(179)
Over-the-Counter	FRAs	30,828,579	(5,618)	(5,618)
	Swaps	878,154,442	109,894	109,894
	Options	13,760,116	(100,160)	(100,160)
Inter-Company or Internal Transactions	Swaps	13,874,345	32,379	32,379

Total		—	35,649	34,694

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

As of December 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	17,586,139	(1,591)	(1,591)
	Options	952,892	281	(81)
Over-the-Counter	FRAs	52,553,901	1,349	1,349
	Swaps	864,506,869	69,699	69,699
	Options	10,181,280	(83,420)	(83,420)
Inter-Company or Internal Transactions	Swaps	17,710,854	20,021	20,021

Total		—	6,339	5,975

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) and others are excluded from the above table.

(2)	Currency-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	94,383	—	—
Over-the-Counter	Swaps	45,250,084	54,489	99,071
	Forwards	112,895,843	110,932	110,932
	Options	5,453,339	(21,795)	(22,230)
Inter-Company or Internal Transactions	Swaps	3,441,048	(228,425)	6,386
	Forwards	160,189	(2,328)	(2,328)

Total		—	(87,128)	191,831

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

As of December 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	93,777	1	1
Over-the-Counter	Swaps	50,046,214	42,160	98,260
	Forwards	109,049,354	(42,153)	(42,153)
	Options	4,711,745	(4,289)	(8,907)
Inter-Company or Internal Transactions	Swaps	3,358,028	(111,060)	15,604
	Forwards	166,271	1,214	1,214

Total		—	(114,127)	64,019

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	The following transactions are excluded from the above table:

•   Transactions qualifying for hedge accounting under “Accounting and Auditing Treatment Relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) and others.

		• Transactions which are specified for certain financial assets and liabilities denominated in foreign currencies and reflected on the quarterly consolidated balance sheet.
		• Transactions denominated in foreign currencies which are eliminated in consolidation.

(3)	Stock-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	845,111	1,557	1,557
	Index Futures Options	2,052,562	(97,647)	(5,067)
Over-the-Counter	Equity Linked Swaps	191,842	11,513	11,513
	Options	919,581	(5,596)	(10,114)
	Other	414,495	24,548	24,548

Total		—	(65,623)	22,438

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

As of December 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Index Futures	1,343,332	(18,505)	(18,505)
	Index Futures Options	3,436,342	(14,675)	(5,688)
Over-the-Counter	Equity Linked Swaps	232,261	7,035	7,035
	Options	784,659	(14,797)	(18,862)
	Other	532,575	81,901	81,901

Total		—	40,958	45,880

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Derivative transactions qualifying for hedge accounting are excluded from the above table.

(4)	Bond-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	1,179,498	(1,988)	(1,988)
	Futures Options	687,146	64	18
Over-the-Counter	Options	1,491,680	(181)	209

Total		—	(2,105)	(1,759)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of December 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	2,328,824	(2,771)	(2,771)
	Futures Options	714,455	(108)	73
Over-the-Counter	Options	1,033,333	173	39

Total		—	(2,706)	(2,658)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

(5)	Commodity-Related Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	54,436	(189)	(189)
Over-the-Counter	Swaps	5,296	1	1
	Options	299,986	2,186	2,186

Total		—	1,997	1,997

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

As of December 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Listed	Futures	66,061	1,886	1,886
Over-the-Counter	Swaps	4,051	1	1
	Options	283,503	(1,200)	(1,200)

Total		—	687	687

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(6)	Credit Derivative Transactions

As of March 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	3,840,024	(2,751)	(2,751)

Total		—	(2,751)	(2,751)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of December 31, 2017

(Millions of yen)
Classification	Type	Contract Value	Fair Value	Unrealized Gains (Losses)
Over-the-Counter	Credit Derivatives	3,155,771	(3,200)	(3,200)

Total		—	(3,200)	(3,200)

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the quarterly consolidated statement of income.

Per Share Information

Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the nine months ended December 31, 2016	For the nine months ended December 31, 2017
(1) Net Income per Share of Common Stock	Yen	19.97	18.75
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	504,655	475,703
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	504,655	475,703
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	25,259,486	25,366,621

(2) Diluted Net Income per Share of Common Stock	Yen	19.88	18.74
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	121,757	7,706
Preferred Stock	Thousands of shares	110,154	—
Stock Acquisition Rights	Thousands of shares	11,603	7,706
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects and in which significant changes occurred after the end of the previous fiscal year		—	—

(Note)	In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the nine months ended December 31, 2016, was 5,018 thousand and the average number of such Treasury Stock shares deducted during the nine months ended December 31, 2017, was 11,322 thousand.

Subsequent Events

There is no applicable information.

II.	Others

At the meeting of the Board of Directors held on November 13, 2017, the interim cash dividends for the 16th term were resolved as follows:

Total amount of interim cash dividends	¥95,186 million
Interim cash dividends per share
Common Stock	¥3.75
Effective date and starting date of dividend payments	December 5, 2017